Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As previously disclosed, on January 14, 2020, Perion Network Ltd. (the “Parent Company”) entered into a membership interest purchase agreement with Content IQ, LLC., a New York limited liability company (“Content IQ”), and completed the acquisition of all the issued and outstanding capital of Content IQ.

The unaudited pro forma condensed combined balance sheet is based on the individual historical balance sheet of the Parent Company and Content IQ, as of December 31, 2019, and has been prepared to reflect the effect of the acquisition as if it had occurred on December 31, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, gives effect to the acquisition as if it had occurred on January 1, 2019, the beginning of the Parent Company's fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the acquisition; 2) factually supportable; and 3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Parent Company's historical audited financial statements for the fiscal year ended December 31, 2019, which are available in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, and the historical audited financial statements of Content IQ included as Exhibit 99.1 in this Report of Foreign Private Issuer on Form 6-K.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the transaction described above been consummated at the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2019
(U.S. dollars in thousands)

	Perion Network Ltd	Content IQ LLC	Pro Forma Adjustments		Pro Forma
Revenues:
Advertising	$87,863	$38,421	$-		$126,284
Search and other	173,587	-	-		173,587
Total Revenues	261,450	38,421	-		299,871

Costs and Expenses:
Cost of revenues	25,520	26,532	(26,532)	3(b)	25,520
Customer acquisition costs and media buy	135,891	-	26,532	3(b)	162,423
Content and Production	-	1,483	(1,483)	3(b)	-
Research and development	22,585	3,528	5,484	3(c)(d)(f)	31,597
Selling and marketing	34,736	617	6,883	3(b)(c)(d)(e)(f)	42,236
General and administrative	14,999	1,851	19	3(f)	16,869
Depreciation and amortization	9,711	-	-		9,711
Total Costs and Expenses	243,442	34,011	10,904		288,357

Income (Loss) from Operations	18,008	4,410	(10,904)		11,504
Financial expenses, net	3,470	8	1,790	3(g)	5,268

Income (Loss) before Taxes on Income	14,538	4,402	(12,694)		6,246
Taxes on income (benefit)	1,645	320	296	3(c)(h)	2,261

Net Income (Loss)	$12,893	$4,082	$(12,990)		3,985

Net Earnings (Loss) per Share - Basic:	$0.50	$-	$-		0.15

Net Earnings (Loss) per Share – Diluted:	$0.49	$-	$(14.39)		0.15

Weighted average number of shares – Basic:	25,965,357	-	-		25,965,357

Weighted average number of shares – Diluted:	26,357,585	-	902,966		27,260,551

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2019
(U.S. dollars in thousands)

	Perion Network Ltd	Content IQ LLC	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$38,389	$1,148	$(16,148)	3(a)	$23,389
Restricted cash	1,216	-	-		1,216
Short-term bank deposits	23,234	-	-		23,234
Accounts receivable	49,098	9,116	(9,116)	3(a)	49,098
Prepaid expenses and other current assets	3,170	45	(45)	3(a)	3,170
Total Current Assets	115,107	10,309	(25,309)		100,107

Property and equipment, net	10,918	4	-		10,922
Operating lease right-of-use assets	22,429	-	-		22,429
Intangible assets, net	2,635	-	16,726	3(a)	19,361
Goodwill	125,809	-	23,361	3(a)	149,170
Deferred taxes	6,171	-	(2,253)	3(a)	3,918
Other assets	708	-	-		708
Total Assets	$283,777	$10,313	$12,525		$306,615

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$47,681	$1,289	$(1,289)	3(a)	$47,681
Accrued expenses and other liabilities	18,414	701	(701)	3(a)	18,414
Short-term operating lease liability	3,667	-	-		3,667
Short-term loans	8,333	-	-		8,333
Deferred revenues	4,188	-	-		4,188
Short-term payment obligation related to acquisitions	1,025	-	-		1,025
Total Current Liabilities	83,308	1,990	(1,990)		83,308
Long-Term Liabilities:
Long-term debt, net of current maturities	8,333	-	-		8,333
Long-term payment obligation related to acquisitions	-	-	22,838	3(a)	22,838
Long-term operating lease liability	20,363	-	-		20,363
Other long-term liabilities	6,591	-	-		6,591
Total Liabilities	118,595	1,990	20,848		141,433
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares	213	-	-		213
Additional paid-in capital	243,211	-	-		243,211
Treasury shares at cost	(1,002)	-	-		(1,002)
Accumulated other comprehensive income	130	-	-		130
Accumulated deficit	(77,370)	8,323	(8,323)		(77,370)
Total Shareholders' Equity	165,182	8,323	(8,323)		165,182
Total Liabilities and Shareholders' Equity	$283,777	$10,313	$12,525		$306,615

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

1. Basis of presentation

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 was derived from the audited consolidated financial statements included in Parent Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, and the audited historical financial information of Content IQ for the year ended December 31, 2019, and has been prepared as if the acquisition had occurred on January 1, 2019. The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the acquisition in accordance with U.S. GAAP.

The Parent Company has accounted for the acquisition under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with ASC 805. The purchase price allocation will be finalized as the Parent Company receives additional information relevant to the acquisition, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

2. Preliminary Purchase Price Allocation

On January 14, 2020, the Parent Company entered into a Membership Interest Purchase Agreement, by and among the Parent Company and the founders of Content IQ, pursuant to which the founders assigned, transferred and delivered 100% of their holdings in Content IQ to the Parent Company, in exchange for a total consideration of up to $73,050, of which (i) $15,000 was paid in cash upon closing, (ii) up to $47,050 of earn-out payments tied to revenue and EBITDA-based metrics, to be paid over a period of two years, and (iii) an additional amount of up to $11,000 in retention incentives, to be paid during a period of two years subject to future employment (this amount was accounted for as compensation in accordance with ASC 718 and excluded from the purchase price). The agreement also contains customary representations, warranties, covenants and indemnification provisions.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and liabilities assumed, as reflected in the unaudited pro forma condensed combined financial information, the guidance in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) has been applied, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with ASC 805. The following tables summarize the preliminary purchase price allocation:

Cash	$15,000
Fair value of contingent consideration (i)	22,838
Fair value of consideration transferred	$37,838

(i)
The contingent consideration represents the fair value of up to $47,050 in earn-out payments over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics that would be paid in full if Content IQ generates $158 million in revenues and more than $17 million of EBITDA in aggregate, over the next two years.

The following is a summary of the preliminary estimated fair values of the net assets acquired as if the acquisition of Content IQ had occurred on January 1, 2019:

	Total	Useful life
Fair value of assets acquired
Property and equipment, net	4
Technology	12,483	5.0
Customer relationship	4,243	7.0
Deferred taxes	(2,253)
Goodwill	23,361
	$37,838

The significant intangible assets identified in the purchase price allocation discussed above include customer relationships and technology, which are amortized over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. To value the customer relationship asset the Parent Company utilized the income approach, specifically a discounted cash-flow method known as the excess earnings method. Technology consists of products that have reached technological feasibility. The developed technology intangible was valued using a relief from royalty method, which considers both the market approach and the income approach.

3. Pro Forma Adjustments

The following describes the pro forma adjustments related to the acquisition that have been made in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019, giving effect to the acquisition as if it had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma condensed balance sheet as of December 31, 2019, giving effect of the acquisition as if it had occurred on December 31, 2019, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	Represents the consideration paid and the assets acquired and liabilities assumed, as if the acquisition of Content IQ was consummated on December 31, 2019.

(b)	Represents reclassification of Content IQ’s expenses in 2019 to align with Parent Company’s presentation.

(c)	Represents the amortization of acquired Intangible assets and related Deferred Taxes, during the year ended December 31, 2019, as if the acquisition of Content IQ was consummated on January 1, 2019.

(d)	Represents the retention obligations, as described in note 2, during the year ended December 31, 2019, as if the acquisition of Content IQ was consummated on January 1, 2019.

(e)
Represents the bonus obligations tied to revenue and EBITDA-based metrics that would be paid to Content IQ’s employees for meeting certain performance goals, during the year ended December 31, 2019, as if the acquisition of Content IQ was consummated on January 1, 2019.

(f)
Represents the performance (based on revenues and EBITDA metrics) and service based RSU’s stock-based expenses, during the year ended December 31, 2019, as if the acquisition of Content IQ was consummated on January 1, 2019.

(g)	Represents the revaluation of the earnout liability during the year ended December 31, 2019 for the passage of time, as if the acquisition of Content IQ was consummated on January 1, 2019.

(h)	Represents the tax expenses for Content IQ LLC as if it was taxed as a corporation during the year ended December 31, 2019, as if the acquisition of Content IQ was consummated on January 1, 2019.